EMAIL: mneidell@olshanlaw.com

DIRECT DIAL: 212.451.2230

July 16, 2019

VIA EDGAR AND ELECTRONIC MAIL

Kathleen Krebs, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerFleet, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on July 1, 2019
File No. 333-231725

Dear Ms. Krebs:

We acknowledge receipt of the letter of comment dated July 11, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with I.D. Systems, Inc. (“I.D. Systems”) and PowerFleet, Inc. (“Parent”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the attached changed pages to the Registration Statement on Form S-4 (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Amendment No. 1 to Form S-4

What are the Agreements and the Transactions?, page 2

1.	Please revise at page 3, and in the related disclosures at pages 86 and 87, to indicate why Nasdaq requested modifications to the terms of the Series A Preferred Stock in connection with the listing of Parent Common Stock on Nasdaq, which led to the Second Amendment to the Investment Agreement.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 3 and 87 of the Form S-4.

July 16, 2019

The Parent Charter will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions..., page 47

2.	We note that, in response to prior comment 18, you revised the exclusive forum provision in the amended and restated certificate of incorporation of PowerFleet to state that the provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Please revise your risk factor regarding the exclusive forum provision so that this is clear. In particular, we note the following disclosure: “Accordingly, the exclusive forum provision will not apply to actions arising under federal securities law or any other claim for which there is exclusive federal jurisdiction. The exclusive forum provision may be found unenforceable or inapplicable by a court in an action arising under federal securities law in which there is concurrent state and federal jurisdiction.”

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 47, 64 and 172 of the Form S-4.

Comparative Per Share Information, page 58

3.	The Pointer equivalent pro forma earnings/(loss) per share data should be calculated by multiplying the pro forma earnings/(loss) per share by the exchange ratio. Please revise accordingly.

The applicable disclosure in the Form S-4 has been revised to reflect the calculation of the Pointer equivalent pro forma earnings/(loss) per share data as the pro forma earnings/(loss) per share multiplied by the exchange ratio. Please see page 59 of the Form S-4.

4.	We note your response to comment 15. Clarify in footnote (4) how the equivalent per share amounts were calculated. Also, please remove the second sentence of this footnote or explain to us how potential shares should have an impact on the equivalent per share disclosures.

The applicable disclosure in the Form S-4 has been revised to remove the second sentence in footnote (4) and to clarify the equivalent per share amounts. Please see page 59 of the Form S-4.

Tax Consequences to U.S. Holders and Non-U.S. Holders of I.D. Systems Common Stock, page 122

5.	Please revise to indicate that it is the opinion of named tax counsel that the I.D. Systems Merger, the Pointer Merger and the Preferred Investment, taken together, will be treated as a transaction described in Section 351 of the Code and that the I.D. Systems Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. Remove language here and on pages 14 and 24 that it is “intended” that the transactions so qualify or that you are assuming this tax treatment. Please refer to Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings, Section III.C.3 addressing assumptions within tax opinions. Lastly, clarify that the resulting material tax consequences to I.D. Systems shareholders that you describe constitute counsel’s opinion. Refer to Staff Legal Bulletin 19, Section III.B.2 addressing short-form tax opinions.

The applicable disclosure in the Form S-4 has been revised in response to the Staff’s comment. Please see pages 14, 24, 121 and 122 of the Form S-4.

* * * * *

July 16, 2019

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell
Michael R. Neidell

cc: Ned Mavrommatis

Table of Contents

Any of these events may make it more difficult for Parent to sell equity or equity-related securities, dilute your ownership interest in Parent and have an adverse impact on the price of Parent Common Stock.

The Transactions may not be accretive, and may be dilutive, to the combined company's earnings per share, which may negatively affect the market price of shares of Parent Common Stock.

I.D. Systems and Pointer currently believe the Transactions will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for their respective products and services, and that the Transactions will be accretive to Parent's earnings. This belief is based, in part, on preliminary current estimates that may materially change. In addition, future events and conditions, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the Transactions, could decrease or delay the accretion that is currently anticipated or could result in dilution. Any dilution of, or decrease in or delay of any accretion to, the combined company's earnings per share could cause the price of shares of Parent Common Stock to decline or grow at a reduced rate.

The Parent Charter will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between Parent and its stockholders, which could limit Parent stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with Parent or its directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

Article SIXTEENTH of the Parent Charter provides, subject to certain exceptions enumerated in Article SIXTEENTH, that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action brought on behalf of Parent, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of Parent, (iii) any action asserting a claim arising pursuant to the General Corporation Law of Delaware (the "DGCL") or the Parent Charter or the Parent Bylaws or as to which the DGCL confers jurisdiction on such court or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, in each of the aforementioned actions, among other things, any claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. Accordingly, the exclusive forum provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Article SIXTEENTH provides that any person or entity who acquires an interest in the capital stock of Parent will be deemed to have notice of and consented to the provisions of Article SIXTEENTH. Stockholders will not be deemed to have waived Parent's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in the Parent Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The Parent Charter will contain a provision renouncing Parent's interest and expectancy in certain corporate opportunities which may prevent Parent from receiving the benefit of certain corporate opportunities.

The "corporate opportunity" doctrine provides that corporate fiduciaries, as part of their duty of loyalty to the corporation and its stockholders, may not take for themselves an opportunity that in fairness should belong to the corporation. As such, a corporate fiduciary may generally not pursue a business opportunity which the corporation is financially able to undertake and which, by its nature, falls into the line of the corporation's business and is of practical advantage to it, or in which the corporation has an actual or expectant interest, unless the opportunity is disclosed to the corporation and the corporation determines that it is not going to pursue such opportunity. Section 122(17) of the DGCL, however, expressly permits a Delaware corporation to renounce in its certificate of incorporation any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or its officers, directors or stockholders.

Article TWELFTH of the Parent Charter contains a provision that, to the maximum extent permitted under the law of the State of Delaware, Parent renounces any interest or expectancy of Parent in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Series A Directors, any holder of Series A Preferred Stock (or Parent Common Stock issuable upon the conversion of Series A Preferred Stock) or any partner, manager, member, director, officer, stockholder, employee or agent or affiliate of any such holder. The board of directors of I.D. Systems believes that this provision, which is intended to provide that certain business opportunities are not subject to the "corporate opportunity" doctrine, is appropriate, as the Investors, who will be the initial holders of the Series A Preferred Stock, and their affiliates invest in a wide array of companies, including companies with businesses similar to Parent, and without such assurances, the Investors would be unwilling or unable to enter into the Investment Agreement.

As a result of this provision, Parent may be not be offered certain corporate opportunities which could be beneficial to our company and our stockholders. While we are unable at this time to predict how this provision may adversely impact Parent's stockholders, it is possible that Parent would not be offered the opportunity to participate in a future transaction which might have resulted in a financial benefit to Parent, which could, in turn, result in a material adverse effect on its business, financial condition, results of operations, or prospects.

Provisions of Delaware law or the Parent Charter could delay or prevent an acquisition of Parent, even if the acquisition would be beneficial to its stockholders, and could make it more difficult for stockholders to change Parent's management.

Assuming the approval of the Transactions and the I.D. Systems Charter Proposals, the Parent Charter will contain provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. Parent is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: the right of the holders of Parent's Series A Preferred Stock to appoint up to two directors; the absence of cumulative voting in the election of directors; the ability of the Parent board of directors to issue up to 50,000 shares of currently undesignated and unissued preferred stock without prior stockholder approval; the consent rights of the holders of Series A Preferred Stock to certain corporate actions and transactions; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call special meetings or act by written consent; preemptive rights of the holders of the Series A Preferred Stock to participate in future securities offerings of Parent; the requirement that certain amendments to the Parent Charter be approved by 75% of the voting power of the outstanding shares of Parent capital stock; and the ability of the Parent board of directors to amend the bylaws of Parent without stockholder approval. For more information, see "Description of Parent Capital Stock–Anti-Takeover Effect of Delaware Law and Certain Parent Charter Provisions."